FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number: 333-100069

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Third Quarter Results dated November 4, 2004	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: November 4, 2004

Exhibit 99.1

Press Release

Contact for Media and Investors:

Ms. Olive Wang

NetEase.com, Inc.

IR@service.netease.com

(+8610) 8518-0163 ext. 8243

Mr. Philip Lisio

Ogilvy Public Relations Worldwide

philip.lisio@ogilvy.com

(+8610) 8520-6505

NetEase.com Announces 2004 Third Quarter Results

•	Total net revenues for the third quarter increased 15.4% over the preceding quarter to RMB238.6 million (US$28.8 million), despite a 16.4% drop in net revenues from wireless value-added and other fee-based premium services

•	Net revenues from advertising services for the third quarter grew 24.9% over the preceding quarter driven by increased demand for advertising space on the NetEase websites

•	Net revenues from online game services for the third quarter grew 21.8% over the preceding quarter on the strength of the Company’s two self-developed titles, “Westward Journey Online Version 2.0” and “Fantasy Westward Journey Online”

•	Net profit for this quarter grew 11.0% over the preceding quarter to RMB109.1 million (US$13.2 million), equivalent to US$0.42 (basic) or US$0.40 (diluted) per American Depositary Share

(Beijing – November 4, 2004) – NetEase.com, Inc. (Nasdaq: NTES), one of China’s leading Internet, online game and wireless value-added services providers, today announced financial results for its third quarter ended September 30, 2004.

Financial Results

The Company reported total net revenues of RMB238.6 million (US$28.8 million) for the third quarter, representing a 15.4% increase over total net revenues of RMB206.7 million (US$25.0million) for the preceding quarter, and a 63.1% increase over total revenues (see Note (a) below) of RMB146.3 million (US$17.7 million) for the corresponding period a year ago.

Note (a): When reading this press release, please note that the Company’s “total revenues” as reported in its financial statements for the quarter ended September 30, 2003 (prior to the adoption of FIN 46 and consolidation of NetEase's variable interest entities, or VIEs) is equivalent to the Company’s “total net revenues” as reported in its financial statements for the quarters ended June 30 and September 30, 2004 (after the adoption of FIN 46 and consolidation of the VIEs prospectively). Both “total revenues” in 2003 and “total net revenues” in 2004 represent gross revenue receivable from final customers net of business tax payable by the VIEs. For additional information, please refer to Notes 2 and 3 to the Unaudited Consolidated Statements of Operations included in this press release.

Net revenues from online game services for the third quarter grew by 21.8% quarter-over-quarter to RMB160.5 million (US$19.4 million), driven by the increase in popularity of “Westward Journey Online Version 2.0” and “Fantasy Westward Journey Online”, NetEase’s in-house developed massively multi-player online role-playing games (“MMORPGs”). The number of peak concurrent players for “Westward Journey Online Version 2.0” and “Fantasy Westward Journey Online” increased to approximately 300,000 and 255,000 during the third quarter from approximately 250,000 and 180,000 during the preceding quarter, respectively.

Net revenues from wireless value-added and other fee-based premium services decreased 16.4% quarter-over-quarter to RMB31.4 million (US$3.8 million) which is mainly attributable to a decrease in revenues from SMS related services. However, the net revenues from the Company’s non-SMS, 2.5G and interactive voice response related services in the aggregate grew by 14.8% quarter-over-quarter to RMB5.6 million (US$0.7 million) in the third quarter. The decrease in net revenues from SMS related services in the third quarter was mainly due to the fall in sales of SMS services as a result of intense competition.

Net revenues from advertising services for the quarter increased 24.9% quarter-over-quarter to RMB46.7 million (US$5.6 million), driven by increased demand for advertising space on the NetEase websites which resulted primarily from the Company’s ongoing efforts to improve the content of the NetEase’s websites and expand its user base.

The Company reported gross profit in the third quarter of RMB189.8 million (US$22.9 million), representing a 56.6% increase over RMB121.2 million for the corresponding period a year ago and a 15.5% increase over RMB164.3 million for the preceding quarter. Gross margins for the Company increased slightly to 79.6% in the third quarter from 79.5% in the preceding quarter mainly due to an increase in gross margins for online advertising and online game services, which outweighed a decrease in the gross margins for wireless value-added and other fee-based premium services.

Gross margins for wireless value-added and other fee-based premium services declined from 69.0% in the preceding quarter to 53.2% in the third quarter mainly due to increased costs incurred in connection with various free services offered by NetEase. In particular, the Company incurred increased transmission costs in connection with increased usage of its free SMS service which is offered through its instant messaging application, POPO, and additional costs associated with its free email services, including server depreciation costs, bandwidth fees and increased staff costs arising from a rise in the number of staff working on these services.

Gross margins for online games improved from 86.9% in the preceding quarter to 88.0% in the third quarter of 2004 as such games continued to enjoy enhanced economies of scale. However, the growth in gross margins in the third quarter was partially offset by a write-off of an unamortized portion of the licensing fee for the Company’s other online game, PristonTale. PristonTale was licensed for a period of three years from May 2002 and the licensing fees were amortized over the period. NetEase stopped charging players for that game before the expiration of the three year term, resulting in a write-off of the unamortized licensing fee of approximately RMB720,000.

Gross margins for online advertising increased from 63.7% in the preceding quarter to 68.2% in the third quarter because the revenue growth in this area did not result in a proportional increase in costs.

Total operating expenses for the quarter were RMB81.0 million (US$9.8 million), representing a 137.5% increase over RMB34.1 million (US$4.1 million) for the corresponding period a year ago, and a 27.3% increase over RMB63.6 million (US$7.7million) for the preceding quarter. The quarter-over-quarter increase was largely due to the increase in marketing expenses in the third quarter which were related primarily to the production costs and airing of TV commercials and the production and placement of outdoor billboard and bus advertisements as part of a new marketing campaign. This increase was partially offset by a one-time payment of US$2.0 million resulting from the settlement of an insurance claim made by the Company which was related to the now-settled class action litigation in the U.S. that involved the Company, the underwriters for its initial public offering and certain of its current and former officers and directors.

The Company reported a net profit for the third quarter of RMB109.1 million (US$13.2 million), equivalent to US$0.42 (basic) or US$0.40 (diluted) per American Depositary Share (“ADS”). This is compared to a net profit of RMB84.1 million (US$10.2 million), equivalent to US$0.30 diluted net earnings per ADS, for the corresponding period a year ago and a net profit of RMB98.3 million (US$11.9 million), equivalent to US$0.36 diluted net earnings per ADS, for the preceding quarter.

As of September 30, 2004, the Company’s total cash and held-to-maturity investments balances were RMB1.8 billion (US$222.4 million) and RMB 248.5 million (US$30.0 million), respectively. The Company generated an operating cash flow of RMB148.8 million (US$18.0 million) for the quarter.

Commenting on this quarter’s results, acting Chief Executive Officer Ted Sun said, “The results of the third quarter emphasize once again that our diversified revenue streams provide us with a sound platform to benefit from the overall growth in the Internet market in China, with areas of strong performance mitigating areas of weaker performance. Thus, although the wireless value-added and other fee-based premium services have been operating under a challenging environment which led to a quarter-over-quarter drop in its revenues during the third quarter, we still manage to report a healthy growth in total net revenues which was driven by the continued growth of our two other business lines, online advertising and online games.”

Mr. Sun continued, “Our online advertising business grew this quarter, which we believe was driven in large part by the increase in popularity of the NetEase’s websites. We have been working to expand our portal content and services in order to grow our registered accounts base, which grew to over 260 million accumulated registered accounts in this quarter. This extensive user base provides us with a very powerful audience for our services, as well as for the products and services of our advertisers.”

Chief Operating Officer Michael Tong added, “Our online games business showed continued growth in this quarter, helped by the launch of the fourth expansion pack of “Westward Journey Online Version 2.0”. In addition, our launch of the second expansion pack of “Fantasy Westward Journey Online” during this quarter was also well received and the game has maintained very good growth momentum. We believe that both expansion pack launches have once again proved the value of our strong in-house development team in developing and enhancing the appeal of our games. The beta launch of our “Fly for Fun” game also proved very successful this quarter. We expect that this game will be commercially launched in early January 2005.” Mr. Tong continued, “The key new games we are currently developing in-house, one 3-D game based on Chinese mythology and the other 2.5-D game based on martial arts from the Tang Dynasty, are progressing well and we believe that their cultural relevance will be attractive to our audiences, helping to drive growth and user loyalty. We anticipate that the 2.5-D and the 3-D games will be launched in beta versions in the first quarter and second quarter of 2005, respectively, with commercial versions due in the second quarter and third quarter of 2005, respectively. In addition to the MMORPGs we are developing, we also plan to launch a number of casual games, the first of which will be a billiards game, planned for launch in the fourth quarter of 2004.”

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2766. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of September 30, 2004, we had approximately 264 million accumulated registered accounts, and our average daily page views for the month ended September 30, 2004 exceeded 386 million.

Community products and services which the NetEase Web sites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 21 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers online advertising on its Web sites as well as paid listings on its search engine, web directory and classified ads services, and an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers wireless value-added services such as news and information content sent over short-messaging services, MMS and WAP technologies, and online game services through massively multi-player online role-playing game titles including, “Westward Journey Online Version 2.0” and “Fantasy Westward Journey Online”.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will be unable to compete effectively in the wireless value-added services market in China and that its share of that market will continue to decline; the risk of changes in Chinese government regulations and/or the policies of the mobile operators in China that limit future growth of NetEase’s wireless value-added services or online games revenue or causes such revenue to decline; the risk that future marketing expenditures may not produce the results that management expects; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase’s American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in NetEase’s existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2003	September 30, 2004	September 30, 2004
	RMB	RMB (Note 2)	USD (Notes 1 and 2)
Assets

Current assets:
Cash	1,356,069,544	1,840,483,888	222,371,975
Held-to-maturity investments	332,093,546	248,461,919	30,019,805
Accounts receivable, net	—	91,603,449	11,067,763
Prepayments and other current assets	19,749,369	26,443,858	3,195,015
Due from related parties, net (Note 3)	15,182,589	—	—
Deferred tax assets	9,669,543	3,205,911	387,346

Total current assets	1,732,764,591	2,210,199,025	267,041,904

Non-current rental deposit	1,430,544	1,869,070	225,826
Property, equipment and software, net	40,410,264	75,162,261	9,081,297
Deferred assets	12,086,693	6,206,605	749,898

Total assets	1,786,692,092	2,293,436,961	277,098,925

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	10,738,090	18,818,350	2,273,681
Salary and welfare payable	17,405,624	24,618,142	2,974,427
Taxes payable	15,976,342	38,644,302	4,669,103
Deferred revenue	—	132,399,699	15,996,871
Due to related parties, net (Note 3)	21,947,411	—	—
Accrued liabilities	11,698,761	23,713,274	2,865,098

Total current liabilities	77,766,228	238,193,767	28,779,180

Long-term payable:	827,901,449	839,399,578	101,418,406

Total liabilities	905,667,677	1,077,593,345	130,197,586

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,168,376,789 shares issued and outstanding as of September 30, 2004	2,589,756	2,622,350	316,839
Additional paid-in capital	993,254,740	1,016,734,572	122,844,474
Statutory reserve	33,699,834	33,699,834	4,071,700
Deferred compensation	(69,175)	(27,670)	(3,343)
Translation adjustments	210,838	210,838	25,474
Retained profit (Accumulated deficit)	(148,661,578)	162,603,692	19,646,195

Total shareholders’ equity	881,024,415	1,215,843,616	146,901,339

Total liabilities and shareholders’ equity	1,786,692,092	2,293,436,961	277,098,925

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies,

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Ling Yi are deemed variable interest entities (“VIEs”) of the Company, and the Company is deemed to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	Upon the adoption of FIN 46 and consolidation of Guangzhou NetEase and Guangyitong Advertising, amounts due from/ to these two related parties have been eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and taxes payable and others, and a corresponding elimination of the due to and due from related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due to and due from related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and tax payable and others on the balance sheet of the VIEs as of that date:

December 31, 2003
(Unaudited) RMB
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Taxes payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	September 30, 2003	June 30, 2004	September 30, 2004	September 30, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Notes 1 and 2)
Revenues:
Online game services	56,484,513	139,458,471	169,832,982	20,519,656
Wireless value-added and other fee-based premium services	62,712,103	38,826,085	32,539,861	3,931,550
Advertising services	27,065,846	40,853,119	51,031,147	6,165,713

Total Revenues	146,262,462	219,137,675	253,403,990	30,616,919

Business taxes (Note 3)	(7,313,123)	(12,410,057)	(14,825,004)	(1,791,195)

Total net revenues	138,949,339	206,727,618	238,578,986	28,825,724

Total cost of revenues	(17,778,161)	(42,473,916)	(48,784,246)	(5,894,238)

Gross profit	121,171,178	164,253,702	189,794,740	22,931,486

Operating expenses:
Selling and marketing expenses	(8,257,776)	(29,621,319)	(60,407,604)	(7,298,602)
General and administrative expenses	(21,755,157)	(25,597,031)	(28,577,672)	(3,452,827)
Research and development expenses	(4,095,277)	(8,426,551)	(8,570,850)	(1,035,552)
Insurance claims settlement for the now-settled class action litigation	—	—	16,553,200	2,000,000

Total operating expenses	(34,108,210)	(63,644,901)	(81,002,926)	(9,786,981)

Operating profit	87,062,968	100,608,801	108,791,814	13,144,505

Other income (expenses):
Investment income	—	553,552	906,364	109,509
Interest income	3,640,487	4,837,105	5,875,131	709,848
Interest expense	—	(1,034,531)	(846,210)	(102,240)
Other, net	(121,222)	551,000	—	—

Profit before tax	90,582,233	105,515,927	114,727,099	13,861,622

Income tax	(6,492,105)	(7,223,334)	(5,666,455)	(684,636)

Net profit	84,090,128	98,292,593	109,060,644	13,176,986

Earnings per share, basic	0.03	0.03	0.03	0.01

Earnings per ADS, basic	2.69	3.12	3.44	0.42

Earnings per share, diluted	0.02	0.03	0.03	0.01

Earnings per ADS, diluted	2.44	3.01	3.34	0.40

Weighted average number of ordinary shares outstanding, basic	3,124,178,385	3,154,377,163	3,167,067,322	3,167,067,322

Weighted average number of ADS outstanding, basic	31,241,784	31,543,772	31,670,673	31,670,673

Weighted average number of ordinary shares outstanding, diluted	3,439,778,658	3,262,188,729	3,268,974,860	3,268,974,860

Weighted average number of ADS outstanding, diluted	34,397,787	32,621,887	32,689,749	32,689,749

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies, Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Ling Yi are deemed to be variable interest entities (“VIEs”) of the Company, and the Company is deemed to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements. The VIEs effectively function as pass-through entities used by the Company and its subsidiaries in providing services to the final customers. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable(Note i) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable(Note ii) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

	Note i:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the quarter ended September 30, 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB7,180,009, segmentally analyzed as below:

Quarter Ended September 30, 2003
(Unaudited) RMB
Business tax:

Online game services	(3,287,458)
Wireless value-added and other fee-based premium services	(1,511,376)
Advertising services	(2,381,175)

(7,180,009)

Note ii:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the quarters ended June 30 and September 30, 2004 amounted to RMB9,904,939 and RMB11,583,072 respectively, segmentally analyzed as below:

	Quarter Ended
	June 30, 2004	September 30, 2004
	(Unaudited) RMB	(Unaudited) RMB
Business tax:

Online game services	(6,589,413)	(8,024,608)
Wireless value-added and other fee-based premium services	(1,619,412)	(1,433,386)
Advertising services	(1,696,114)	(2,125,078)

	(9,904,939)	(11,583,072)

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	September 30, 2003	June 30, 2004	September 30, 2004	September 30, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Notes 1 and 2)
Cash flows from operating activities:
Net profit	84,090,128	98,292,593	109,060,644	13,176,986
Adjustments for:
Depreciation	4,344,976	6,741,197	7,759,730	937,550
Share compensation cost	27,964	13,835	13,835	1,672
Provision for doubtful debts	652,338	80,172	2,281,603	275,669
Amortization of issuance cost of convertible bonds	1,532,884	1,960,470	1,959,980	236,810
Increase in accounts receivable	—	(939,898)	(15,656,612)	(1,891,672)
(Increase) Decrease in prepayments and other current assets	(5,431,696)	(16,341,206)	15,152,323	1,830,742
Decrease in due from/to related parties	17,507,550	—	—	—
Decrease in deferred tax assets	149,574	2,436,725	1,628,860	196,803
Increase (Decrease) in accounts payable and other liabilities	1,954,680	(1,126,442)	(3,307,968)	(399,675)
Increase in deferred revenue	—	21,795,950	30,926,344	3,736,600
Increase in salary and welfare payable	975,004	4,654,979	80,405	9,715
Increase (Decrease) in taxes payable	939,209	—	(4,905,904)	(592,745)
Increase (Decrease) in accrued liabilities	(4,484,335)	—	3,783,221	457,097

Net cash provided by operating activities	102,258,276	117,568,375	148,776,461	17,975,552

Cash flows from investing activities
(Increase) Decrease in held-to-maturity investments	—	(82,479,868)	281,362	33,995
Purchase of property, equipment and software	(8,670,601)	(18,895,253)	(19,740,474)	(2,385,095)
(Increase) Decrease in due from related parties	—	(9,000,000)	9,000,000	1,087,404
(Increase) Decrease in non-current deposit	(40,500)	227,876	—	—

Net cash used in by investing activities	(8,711,101)	(110,147,245)	(10,459,112)	(1,263,696)

Cash flows from financing activities:
Proceed from employee exercising stock options	4,324,582	13,289,313	800,957	96,773
Net payment to repurchase ordinary shares	(38,157,538)	—	—	—
Proceeds from issuance of convertible notes	827,700,000	—	—	—
Payment for issuance cost of convertible notes	(23,160,113)	—	—	—
Increase in long-term payable	—	233,877	103,081	12,455

Net cash provided by financing activities	770,706,931	13,523,190	904,038	109,228

Effect of exchange rate changes on cash	—	—	—	—

Net increase in cash	864,254,106	20,944,320	139,221,387	16,821,084

Add: Decrease in restricted cash	1,217,622	—	—	—

Cash, beginning of the quarter	728,706,065	1,680,318,181	1,701,262,501	205,550,891

Cash, end of the quarter	1,594,177,793	1,701,262,501	1,840,483,888	222,371,975

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	13,055,806	6,202,125	4,783,610	577,968

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	27,964	13,835	13,835	1,672

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Ling Yi are deemed to be variable interest entities (“VIEs”) of the Company, and the Company is deemed to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	September 30, 2003	June 30, 2004	September 30, 2004	September 30, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Note 1 and 2)
Revenues:
Online game services	56,484,513	139,458,471	169,832,982	20,519,656
Wireless value-added and other fee-based premium services	62,712,103	38,826,085	32,539,861	3,931,550
Advertising services	27,065,846	40,853,119	51,031,147	6,165,713

Total revenues	146,262,462	219,137,675	253,403,990	30,616,919

Business taxes: (Note 3)
Online game services	(2,824,226)	(7,670,216)	(9,340,814)	(1,128,581)
Wireless value-added and other fee-based premium services	(3,135,605)	(1,267,326)	(1,146,543)	(138,529)
Advertising services	(1,353,292)	(3,472,515)	(4,337,647)	(524,085)

Total business taxes	(7,313,123)	(12,410,057)	(14,825,004)	(1,791,195)

Net revenues:
Online game services	53,660,287	131,788,255	160,492,168	19,391,075
Wireless value-added and other fee-based premium services	59,567,498	37,558,759	31,393,318	3,793,021
Advertising services	25,712,554	37,380,604	46,693,500	5,641,628

Total net revenues	138,949,339	206,727,618	238,578,986	28,825,724

Cost of revenues:
Online game services	(4,693,865)	(17,254,129)	(19,263,623)	(2,327,480)
Wireless value-added and other fee-based premium services	(5,797,489)	(11,637,344)	(14,677,587)	(1,773,384)
Advertising services	(7,286,807)	(13,582,443)	(14,843,036)	(1,793,374)

Total cost of revenues	(17,778,161)	(42,473,916)	(48,784,246)	(5,894,238)

Gross profit:
Online game services	48,966,422	114,534,126	141,228,545	17,063,595
Wireless value-added and other fee-based premium services	53,779,009	25,921,415	16,715,731	2,019,637
Advertising services	18,425,747	23,798,161	31,850,464	3,848,254

Total gross profit	121,171,178	164,253,702	189,794,740	22,931,486

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Ling Yi are deemed to be variable interest entities (“VIEs”) of the Company, and the Company is deemed to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements. The VIEs effectively function as pass-through entities used by the Company and its subsidiaries in providing services to the final customers. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable(Note i) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable(Note ii) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note i:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the quarter ended September, 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB7,180,009, segmentally analyzed as below:

Quarter Ended September 30, 2003
(Unaudited) RMB
Business tax:

Online game services	(3,287,458)
Wireless value-added and other fee-based premium services	(1,511,376)
Advertising services	(2,381,175)

(7,180,009)

Note ii:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the quarters ended June 30 and September 30, 2004 amounted to RMB9,904,939 and RMB11,583,072 respectively, segmentally analyzed as below:

	Quarter Ended
	June 30, 2004	September 30, 2004
	(Unaudited) RMB	(Unaudited) RMB
Business tax:

Online game services	(6,589,413)	(8,024,608)
Wireless value-added and other fee-based premium services	(1,619,412)	(1,433,386)
Advertising services	(1,696,114)	(2,125,078)

	(9,904,939)	(11,583,072)